April 27, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn:	Nasreen Mohammed
Linda Cvrkel
Taylor Beech
Katherine Bagley

Re:	B. Riley Principal 150 Merger Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed March 14, 2022
File No. 333-262047

Dear Ms. Bagley:

On behalf of our client, B. Riley Principal 150 Merger Corp., a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated March 31, 2022 (the “Comment Letter”), with respect to the above-referenced Amendment No. 1 to the Registration Statement on Form S-4 filed on March 14, 2022 (the “Registration Statement”).

The Company has publicly filed via EDGAR Amendment No. 2 to its Registration Statement on Form S-4 (“Amendment No. 2”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 2 to the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4 filed March 14, 2022

Q: What happens if a substantial number of the Public Stockholders vote in favor…, page 17

1.	We note your revised disclosure in response to our prior comment 1. Please further revise to disclose the Post-Transaction Equity Value on a per share basis.

Response: The Company respectfully advises the Staff that the table included on page 17 of Amendment No. 1 discloses the post-transaction equity value per share with respect to each of the four redemption scenarios presented. Footnote 6 to the table presents the aggregate post-transaction equity value, which is then presented on a per share basis in each row of the table above under the column titled “Value per Share”.

United States Securities and Exchange Commission

April 27, 2022

Q: May our Sponsor and our officers and directors purchase Public Shares…, page 24

2.	We note your response to our prior comment 2, including that it is the Company’s belief that limiting the scope of Rule 14e-5 to purchases or arrangements to purchase made at a price in excess of the redemption price is consistent with the investor protection purposes of Rule 14e-5 in the context of SPAC redemptions. However, we are not persuaded by your response. Please refer to Tender Offer and Schedules CDI Question 166.01, which states, among other conditions, that the Staff will not object to purchases by the SPAC sponsor or its affiliates outside of the redemption offer when the SPAC sponsor or its affiliates will purchase the SPAC securities at a price no higher than the price offered through the SPAC redemption process. Please revise accordingly. In addition, please address the items discussed in the CDI, including the following: (1) disclose that any SPAC securities purchased by the SPAC sponsor or its affiliates would not be voted in favor of approving the business combination transaction; and (2) confirm that the SPAC will disclose, prior to the security holder meeting to approve the business combination transaction, the items listed in bullet point five of the CDI, and any incentives to buy shares or vote for the merger.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 24, 45, 101, and 182 of Amendment No. 2 to reflect the Staff’s guidance in Tender Offer and Schedules CDI Question 166.01.

Background to the Business Combination, page 123

3.	Please include in your background disclosure a discussion of the negotiation of Amendment No. 2 to the Merger Agreement, including accelerating the Accelerated FaZe Options.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 131 of Amendment No. 2 to include a discussion of the negotiation of Amendment No. 2 to the Merger Agreement, including accelerating the Accelerated FaZe Options.

4.	We note your amended disclosure on page 131 that “[i]n connection with the Term Loan, on March 10, 2022, FaZe waived the Minimum Proceeds Condition under the Merger Agreement.” Please amend your disclosure to provide additional detail regarding any negotiations related to this waiver, and to explain why FaZe waived this condition. Amend your risk factor disclosure, as appropriate, to highlight the risks to the combined company related to financing their operations with the Term Loan rather than minimum proceeds from BRPM. Please also discuss the risks related to the conflicts of interest, if any, arising from an affiliate of the Sponsor issuing the Term Loan to FaZe.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 60 and 131 of Amendment No. 2. Additionally, the Company respectfully notes that the risks relating to a potential conflict arising from an affiliate of the Sponsor issuing the Term Loan to FaZe are disclosed in the sections titled “Interests of BRPM’s Directors and Officers in the Business Combination” on pages 44 and 140 of Amendment No. 1.

Certain Projected Information, page 135

5.	We note your disclosure on page 64 and throughout the filing that your 2021 actual results differed from your 2021 FaZe Forecasts, that you expect your 2022 actual results to differ from your 2022 FaZe Forecasts, that your actual results for 2023 through 2025 may also differ from your 2023 through 2025 FaZe Forecasts, and that you lack the visibility to reasonably quantify the change to your expected 2022 results. Please tell us whether management expects the results for 2022 and future periods to differ materially from the projections, and describe what consideration the board gave to obtaining updated projections or a lack of reliance upon the projections. Further, please amend your disclosure in this section to discuss whether the changed circumstances have altered the board’s consideration and decision to recommend the business combination and explain why the board is still recommending the transaction if results are expected to materially differ from these projections.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 64-65 and 135-139 of Amendment No. 2 to clarify that FaZe management currently expects the actual results for 2022 and 2023 to materially differ from the 2022 and 2023 FaZe Forecasts, respectively, for the reasons set forth therein.

United States Securities and Exchange Commission

April 27, 2022

The Company informs the Staff that when approving Amendment No. 2 to the Merger Agreement, as well as the Term Loan which required a waiver of the Minimum Proceeds Condition, the Company’s board of directors took into consideration, among other factors, how the current high redemption environment would impact FaZe’s growth plans as reflected in the FaZe Forecasts, as well as the likelihood that management of FaZe would be able to accelerate other organic growth opportunities, such as the monetization of FaZe’s existing intellectual property and audience relationships in areas such as digital goods, live events, fan clubs and virtual dining concepts, and taking advantage of the growth of the metaverse in the digital economy and the associated increase in importance of technologies such as blockchains, virtual reality and augmented reality, to help offset some of the impact from the anticipated high redemption results and waiver of the Minimum Proceeds Condition. As indicated by FaZe’s historical results, the addition of significant sponsorship opportunities, such as Ghost, a lifestyle sports nutrition brand, or signing of well-known talents, such as “Snoop Dogg” (as discussed in response to comment No. 7), can meaningfully and positively impact FaZe’s results of operations. For the reasons articulated on page 139 of Amendment No. 2, the Company’s board of directors has determined to continue supporting the transaction and recommending it to the Company’s stockholders. In considering whether to receive updated projections, the Company’s board of directors determined that, given the extensive due diligence undertaken by the Company’s management and the board in analyzing the current status of the FaZe business in comparison to the FaZe Forecasts, the additional information would not have materially changed the board of directors’ understanding of FaZe’s business and prospects, and the additional time and expense required to create updated projections would have unnecessarily distracted management of FaZe from focusing all of their efforts on running the business and bringing the transaction to a close.

As disclosed under the section titled “Certain Projected Information” on pages 135-139 of Amendment No. 2, projections are inherently subject to significant uncertainties and contingencies, many of which are beyond FaZe’s control and that projections should not be looked upon as “guidance” or “fact” of any sort and should not be relied upon as being necessarily indicative of future results. The FaZe Forecasts have been included in the Registration Statement because they were provided to the Company’s board of directors for its evaluation of the Business Combination and not with the view of inducing a stockholder to vote in favor of the Business Combination. We direct the Staff’s attention to the section titled “The BRPM Board’s Reasons for the Approval of the Business Combination” on pages 131-135 of Amendment No. 2, where disclosure makes it clear that the FaZe Forecasts represented only one of the numerous factors taken into consideration by the Company’s board of directors in approving the transaction and recommending it to the Company’s stockholders.

Both parties believe that disclosure related to projections is compliant with Item 10(b) of Regulation S-K, considering, among other factors, that FaZe prepared such projections based on FaZe management’s good faith assessment of FaZe’s future performance based on what FaZe management considered to be reasonable assumptions in September 2021, cautioning readers against attributing undue certainty to FaZe management’s assessment, and disclosing the accuracy or inaccuracy of previous projections, when known, to provide investors with important insights into the limitations of such projections. Otherwise, the parties are under no obligation to update such projections to reflect circumstances or events, including unanticipated events occurring after September 2021 (when the projections were originally prepared). Considering all of these factors, including the updated disclosures set forth on pages 64-65 and 135-139 of Amendment No. 2, the Company’s board of directors believes that the investors are duly cautioned regarding the scope, purpose and limited reliance of these projections and that no additional disclosure is necessary at this time.

United States Securities and Exchange Commission

April 27, 2022

Business of New FaZe, page 194

6.	Please amend your disclosure to provide the information required by Item 101(h)(4)(xii) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 71 and 204 of Amendment No. 2 to provide disclosure responsive to Item 101(h)(4)(xii) of Regulation S-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Key Performance Indicators, page 206

7.	You disclose Total Reach of over 510 million as of February 28, 2022 throughout the registration statement. In key performance indicators on page 207, Total Reach presented is 361 million and 324 million as of December 31, 2021 and December 31, 2020, respectively. Please clearly disclose the components of the over 510 million Total Reach and the reasons for 149 million, or 41% increase during the two months ended February 28, 2022.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 208 of Amendment No. 2 to clarify that the 41% increase in Total Reach for the two months ended February 28, 2022 was due primarily to Calvin “Snoop Dogg” Cordozar Broadus Jr. joining FaZe as a member of FaZe Clan.

8.	On page 196 you state that you have 510 million fans across all platforms, on pages 23 and 195 you state that you have over 510 million total followers, and on page 197 you state that you have a social media reach of over 510 million. Please clearly differentiate between Total Reach, total followers, social media reach, and a fan throughout the filing. To provide investors more insight into your business, please disclose how many of the 510 million subscribers across the various social media channels are considered active and explain how you define active subscribers.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 23, 37, 47, 59, 61, 133, 134, and 195-198 of Amendment No. 2 to clarify that Total Reach of over 510 million refers to FaZe’s fans, which includes both subscribers and followers. The Company directs the Staff to page 4 of Amendment No. 2, under the section entitled “Certain Defined Terms,” for the following definition:

“fan” means an individual reached by FaZe content across any platform. The term “fan” embodies the related term “subscriber”, which refers to a fan who accesses FaZe content on a platform that refers to its users as subscribers (e.g., YouTube), and the related term “follower”, which means a fan who accesses FaZe content on a platform that refers to its users as followers (e.g., Instagram).

The Company respectfully advises the Staff that FaZe does not track the number of fans (subscribers/followers) that are active.

Results of Operations, page 214

9.	You disclose content revenues increased due to $4.5 million received through a five-year exclusive license to a third party for certain content produced by FaZe talent in 2021. We also note on page F-29 that one content creator accounted for 22% of your revenues. Please disclose the terms of this arrangement, your performance obligations and how you recognize revenue for this material agreement in the current and future periods and any known trends.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 60, 199-200, 216-217 and 224 and page F-33 of Amendment No. 2 to describe the terms of this arrangement. The Company respectfully advises the Staff that FaZe’s performance obligation under this arrangement, which was to grant a five-year exclusive license to the advertising revenues generated from the content produced by one content creator prior to March 2021 to the third party, was fulfilled upon execution of the contract, upon which FaZe recognized the contract amount of $4.5 million as revenue. Therefore, this arrangement will not generate revenue in future periods.

United States Securities and Exchange Commission

April 27, 2022

10.	We note that your content revenue earned on YouTube and Twitch decreased by $0.5 million. However your key performance indicators show Aggregate YouTube Subscribers increased to 116 million as of December 31, 2021 from 115 million as of December 31, 2020. Your ARPU increased to $0.45 for year ended 2021 from $0.32 for year ended 2020. Please explain.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 216 of Amendment No. 2 to explain the $0.5 million decrease in content revenue earned on YouTube and Twitch. The Company respectfully advises the Staff that FaZe calculates ARPU as total consolidated GAAP revenues for the selected period divided by total Aggregate YouTube Subscribers as of period end. The reason for the increase in ARPU to $0.45 for year ended December 31, 2021 from $0.32 for year ended December 31, 2020 is that total revenues increased from $37.2 million to $52.8 million (42.2%), whereas Aggregate YouTube Subscribers only increased from 115.3 million to 116.5 million (1.0%). Additionally, the Company has revised its disclosure on page 210 of Amendment No. 2 to provide further clarity surrounding the ARPU metric.

Revenue Recognition and Contract Balances, page F-31

11.	We note your response to comment 14 that FaZe has separate revenue contracts with Google, in which FaZe’s only performance obligation is to allow Google to attach advertisements to its content. Please revise to clearly identify if the contracts with Google are with FaZe or with the talent/creator’s channel. We note that of your 116 million Aggregate YouTube Subscribers, only 8.8 million subscribers are on the Company programmed FaZe Clan YouTube Channel while the remaining are with the creator’s co-branded channel. Please clarify who owns the content, FaZe or the content creator, and provide your basis for recording gross revenue from Google or other social media platforms on co-branded channels.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 223 and F-34 of Amendment No. 2 and has provided the requested information as follows:

FaZe earns revenue from advertisements on its main FaZe Clan YouTube channel and from advertisements on YouTube channels owned by individual members of FaZe. Upon creating a Google AdSense account, FaZe agreed to Google AdSense’s standard Terms of Service, which serves as the written, formalized agreement between FaZe and Google. Likewise, for channels owned by talent, these individuals entered into the same contract with Google. As part of FaZe’s contracts with its talent, FaZe agrees to serve as the talent’s exclusive management company as it relates to any and all type of work the talent may perform, including content creation and advertising revenue generated from the content. While the talent owns the content they create while they are under contract with FaZe, the talent grants FaZe an exclusive perpetual license to the content, and FaZe grants limited usage rights of that content back to the talent, conditional upon them complying with their contract. Furthermore, all income earned from services provided by the talent related to gaming, Esports, content creation, or the business of FaZe, which includes revenue from advertising via talent content, is subject to the talent agreement and is payable to FaZe. In addition, FaZe’s contracts with its talent specify rules and restrictions on the content the talent can create and post. For example, talent must use “FaZe” before their professional name and brand all social media channels with the FaZe logo and link to FaZe socials; talent must join FaZe’s designated YouTube network (MCN) throughout the term of the contract; talent must use best efforts to maintain or increase activities on social media platforms, and post content at the reasonable request of FaZe; talent must exclusively provide services to FaZe (including by not posting content for other organizations or brands that compete with FaZe or FaZe sponsors), talent must comply with FaZe’s other rules and guidelines around the content talent post (e.g., non-offensive, non-bullying); FaZe monitors talent content for acceptability; and talent must comply with any take-down requests made by FaZe to talent within 24 hours, among other things. Furthermore, through FaZe’s relationship with the MCN, FaZe has the ability to control the number and placement of advertisements on the content. Moreover, through FaZe’s relationship with the MCN, FaZe has discretion with establishing the pricing for the advertisements, which gives FaZe the ability to sell advertising on the Google AdSense platform independently from the Google AdSense algorithm at a price it establishes, or if FaZe chooses not to sell the advertising separately and leaves it to the Google AdSense algorithm, it establishes the pricing through a negotiated “cost-per-thousand-views” floor price with Google. As such, through its contracts with talent, FaZe is the principal because FaZe is the entity exercising primary control over the content generated in the YouTube channels being monetized. As a result, FaZe records revenue from its channels and its talent channels on a gross basis.

Since FaZe has an exclusive perpetual license to the content, receives all payment from third parties for the content, and controls the content under the terms of the respective talent agreements, FaZe is the principal under these talent contracts and therefore records revenue from these contracts on a gross basis pursuant to ASC 606-10-55-36 through 55-39. FaZe then pays the talent their agreed-upon fees pursuant to the terms of their individual talent contract and records that payment as cost of revenue.

United States Securities and Exchange Commission

April 27, 2022

12.	We note your contract asset increased to $4.1 million as of December 31, 2021 from $1.3 million as of December 31, 2020. Please explain the increase in this balance, the conditions that are necessary to bill the customer and recognize this amount as receivables.

Response: The Company respectfully advises the Staff that the increase in the balance relates to an increase in Esports related revenues, particularly the sale of digital goods and league participation fees. The condition that is necessary to bill the customer and recognize this amount as receivables is the confirmation from the customer of the actual billable amount by the customer providing reporting to FaZe, as the amounts in the contract asset balances are estimates. In addition, FaZe notes that the balance also consists of unbilled receivables for which FaZe has met the requirements for revenue recognition and have the unconditional right to payment but have not invoiced due to the billing schedules specified within the contract and administrative issues. FaZe included $0.9 million of these unbilled receivables within the Contract Assets line item instead of in Accounts receivable. FaZe management believes that the inclusion of the unbilled receivables within the Contract Assets line instead of the Accounts receivable line is a reclassification between two current asset line items on the balance sheet and does not impact any other financial statements, nor does it affect any of the key financial metrics in assessing the Company’s performance for investors. As such, the Company believes that this is not a material misstatement to its financial statements.

Exhibits

13.	Please file the employment agreements with Lee Trink, Amit Bajaj, and Kainoa Henry referenced on page 249 and the Collaboration Agreement referenced on page 259 as exhibits to the registration statement. Refer to Item 601(b)(iii) and 601(b)(10)(ii)(A) of Regulation S-K, respectively.

Response: In response to the Staff’s comment, the Company has filed the employment agreements with Lee Trink, Amit Bajaj, and Kainoa Henry and the Collaboration Agreement as Exhibits 10.15 through 10.18 to Amendment No. 2.

14.	We note your responses to our prior comment 16 and your response to our prior comments 12 and 42 in your January 6, 2022 letter. Given your agreement with the creator accounted for 22% of revenue in 2021, up from 16% in 2020, and your agreement with the global sponsor accounted for 12% of revenue in 2021, up from 10% in 2020, we do not find your prior arguments persuasive. Please file the agreements as exhibits to your registration statement, or explain how you are not substantially dependent on these agreements. In addition, please file the five-year exclusive license for certain content created by the content creator and describe the agreement in your filing, or tell us why you are not required to do so. See Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully responds in turn to each part as follows.

United States Securities and Exchange Commission

April 27, 2022

First, the Company acknowledges the Staff’s comment regarding FaZe’s sponsorship agreement with G Fuel that accounted for 12% and 10% of revenue in 2021 and 2020, respectively (the “G Fuel Agreement”). The Company advises the Staff that the G Fuel Agreement expired under its terms in February 2022 and has not been renewed, and has updated the disclosure on pages 67 and 198-199 of Amendment No. 2 to reflect this. For this and the following reasons, FaZe believes that the G Fuel Agreement is not required by Item 601(b)(10) of Regulation S-K to be filed as an exhibit to the Registration Statement.

The G Fuel Agreement is a sponsorship agreement, made in the ordinary course of FaZe’s business. FaZe enters into sponsorship agreements with several sponsors in the ordinary course of its business. While the revenue derived from the historical G Fuel Agreement, as one of FaZe’s first sponsorship agreements, was material to FaZe, the G Fuel Agreement has not been renewed and FaZe has no ongoing obligations under the G Fuel Agreement and will receive no future revenue from the G Fuel Agreement, and as such, FaZe is not substantially dependent on this terminated agreement. Additionally, FaZe has entered into a new sponsorship agreement with another company in the energy drink space as well as other sponsorships, each in the ordinary course of its business, as disclosed in the Registration Statement. No single sponsorship agreement is expected to represent 10% or more of FaZe’s total revenue in future periods. For these reasons, FaZe believes that Item 601(b)(10) of Regulation S-K does not require the G Fuel Agreement to be filed as an exhibit to the Registration Statement.

Second, the Company respectively acknowledges the Staff’s comment and has filed, as Exhibit 10.19 to Amendment No. 2, FaZe’s standard form talent agreement that is used in the ordinary course of business for its content creators. Other than confidential terms relating to revenue sharing contained in individual agreements, including the FaZe Rug Agreement, the standard form agreement contains all of the provisions that would be material for an investor’s understanding of the terms of the agreement.

Third, the Company acknowledges the Staff’s comment regarding the five-year exclusive license (the “Licensing Agreement”) covering content of one content creator created prior to March 2021 and has revised its disclosure on pages 60, 199-200 and 224 of Amendment No. 2 to describe the Licensing Agreement in more detail. For the following reasons, FaZe believes that Item 601(b)(10) of Regulation S-K does not require the Licensing Agreement to be filed as an exhibit to the Registration Statement.

As discussed in the revised disclosure on pages 60, 199-200 and 224 , as FaZe continues to expand its talent base, grow in popularity and produces additional content in the future, our revenue from this content creator or any of our other talent may fluctuate in the future because of similar one-time sales to third parties of content created by any particular FaZe talent, or because of other one-time or limited events, which we expect will happen in the future.

The Company respectfully advises the Staff that the Licensing Agreement required licensee to pay a one-time licensing fee that was received by FaZe in 2021, and FaZe transferred its rights to the advertising revenue to be generated from the content, from one content creator that was created prior to March 2021, to the third party for a five-year period. FaZe’s performance obligations were fulfilled upon the execution of the Licensing Agreement, upon which FaZe recognized the contract amount as revenue. FaZe has no further performance obligations under the contract and does not anticipate generating any future revenue from this arrangement, and the Company has revised the disclosure on pages 60, 199-200 and 224 to describe the terms of the Licensing Agreement.

* * *

United States Securities and Exchange Commission

April 27, 2022

Please do not hesitate to contact Era Anagnosti at (202) 637-6274 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP

cc:	Daniel Shribman, B. Riley Principal 150 Merger Corp.
Tammy Brandt, FaZe Clan Inc.
Skadden, Arps, Slate, Meagher & Flom LLP